UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.            )*

FIRST BANKSHARES, INC.

(Name of Issuer)

Common Stock, par value $3.20 per share

(Title of Class of Securities)

31928A101

(CUSIP Number)

First Bankshares, Inc.

3535 Bridge Road

P.O. Box 1340

Suffolk, Virginia 23439

Attention: Darrell G. Swanigan, President

and Chief Executive Officer

(757) 934-8200

With a copy to:

Jacob A. Lutz III, Esq.

Troutman Sanders LLP

1001 Haxall Point

Richmond, Virginia 23219

(804) 697-1200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 12, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box  ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 31928A101	Page 2 of 30

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Larry Lewis Felton
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 32,433
8 SHARED VOTING POWER 9,488
9 SOLE DISPOSITIVE POWER 32,433
10 SHARED DISPOSITIVE POWER 9,488

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,921
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 31928A101	Page 3 of 30

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Ruth Ann Ralph Felton
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 9,488
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 9,488

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,488
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 31928A101	Page 4 of 30

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS James E. Turner, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 51,662
8 SHARED VOTING POWER 38,775
9 SOLE DISPOSITIVE POWER 51,662
10 SHARED DISPOSITIVE POWER 38,775

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 90,437
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 31928A101	Page 5 of 30

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Elizabeth N. Turner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 38,775
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 38,775

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,775
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 31928A101	Page 6 of 30

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Peter C. Jackson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS BK
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 9,708
8 SHARED VOTING POWER 100,547
9 SOLE DISPOSITIVE POWER 9,708
10 SHARED DISPOSITIVE POWER 100,547

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 110,255
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 31928A101	Page 7 of 30

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Jackson Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS BK
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 61,875
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 61,875

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 61,875
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7%
14	TYPE OF REPORTING PERSON OO – limited liability company

CUSIP No. 31928A101	Page 8 of 30

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Jackson Family Investments, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS BK
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 38,672
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 38,672

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,672
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7%
14	TYPE OF REPORTING PERSON OO – limited liability company

CUSIP No. 31928A101	Page 9 of 30

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Darrell G. Swanigan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 21,469
8 SHARED VOTING POWER 3,438
9 SOLE DISPOSITIVE POWER 21,469
10 SHARED DISPOSITIVE POWER 3,438

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,907
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 31928A101	Page 10 of 30

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Sonja C. Swanigan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 3,438
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 3,438

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,438
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 31928A101	Page 11 of 30

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Jonie N. Mansfield
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 20,120
8 SHARED VOTING POWER 344
9 SOLE DISPOSITIVE POWER 20,120
10 SHARED DISPOSITIVE POWER 344

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,464
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 31928A101	Page 12 of 30

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Jennifer M. Traugott
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 344
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 344

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 344
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 31928A101	Page 13 of 30

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Robert M. Moore, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 550
8 SHARED VOTING POWER 8,558
9 SOLE DISPOSITIVE POWER 550
10 SHARED DISPOSITIVE POWER 8,558

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,108
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 31928A101	Page 14 of 30

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Connie C. Moore
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 8,558
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 8,558

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,558
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 31928A101	Page 15 of 30

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Clinton L. Varner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 7,205
8 SHARED VOTING POWER 49,940
9 SOLE DISPOSITIVE POWER 7,205
10 SHARED DISPOSITIVE POWER 49,940

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 57,145
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 31928A101	Page 16 of 30

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS June R. Varner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 49,940
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 49,940

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,940
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.2%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 31928A101	Page 17 of 30

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Jack W. Webb, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 27,963
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 27,963
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,963
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 31928A101	Page 18 of 30

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Clay K. White
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 7,205
8 SHARED VOTING POWER 45,548
9 SOLE DISPOSITIVE POWER 7,205
10 SHARED DISPOSITIVE POWER 45,548

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 52,753
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.3%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 31928A101	Page 19 of 30

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Susan Brown White
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 45,548
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 45,548

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,548
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 31928A101	Page 20 of 30

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS James R. A. Stanley, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 9,075
8 SHARED VOTING POWER 1,348
9 SOLE DISPOSITIVE POWER 9,075
10 SHARED DISPOSITIVE POWER 1,348

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,423
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 31928A101	Page 21 of 30

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Sherry Lane Stanley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 1,348
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 1,348

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,348
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 31928A101	Page 22 of 30

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Keith B. Hawkins
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 16,186
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 16,186
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,186
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 31928A101	Page 23 of 30

Item 1.	Security and Issuer.

The class of equity securities to which this statement on Schedule 13D (the “Statement”) relates is the Common Stock, par value $3.20 per share (the “Common Stock”), of First Bankshares, Inc., a Virginia corporation (the “Company”). The principal executive offices of the Company are located at 3535 Bridge Road, Suffolk, Virginia 23435.

Item 2.	Identity and Background.

(a) through (c) and (f)

This statement is being filed by the individuals and entities listed below (each a “Reporting Person” and, collectively, the “Reporting Persons”). Each Reporting Person who is a natural person is a citizen of the United States. Each Reporting Person who is not a natural person is an entity organized under the laws of the Commonwealth of Virginia.

Name	Residence or Business Address	Present Principal Occupation and the Name, Principal Business and Address of Any Entity in which such Occupation is Conducted
Larry L. Felton	106 Northgate Lane Suffolk, Virginia 23434	Retired

Ruth R. Felton	106 Northgate Lane Suffolk, Virginia 23434	Not applicable

James E. Turner	9119 River Crescent Suffolk, Virginia 23433	Retired

Elizabeth N. Turner	9119 River Crescent Suffolk, Virginia 23433	Not applicable

Peter C. Jackson	1223 Carolina Road Suffolk, Virginia 23434	Real Estate Investor, Jackson Real Estate 1223 Carolina Road Suffolk, Virginia 23434

Jackson Investments, LLC	1223 Carolina Road Suffolk, Virginia 23434	Real Estate Investments 1223 Carolina Road Suffolk, Virginia 23434

Jackson Family Investments, L.L.C.	1223 Carolina Road Suffolk, Virginia 23434	Real Estate Investments 1223 Carolina Road Suffolk, Virginia 23434

Darrell G. Swanigan	6302 Oaken Gate Drive Suffolk, Virginia 23435	Executive Management, SuffolkFirst Bank 3535 Bridge Road Suffolk, Virginia 23435

Sonja C. Swanigan	6302 Oaken Gate Drive Suffolk, Virginia 23435	Not applicable

Jonie N. Mansfield	136 Kings Point Drive Suffolk, Virginia 23434	Consultant, Drivers Contractors, Inc. P.O. Box 5157 Suffolk, Virginia 23435

CUSIP No. 31928A101	Page 24 of 30

Jennifer M. Traugott	210 Woodhaven Drive Suffolk, Virginia 23435	Driver Contractors, Inc. 4087 Driver Lane Suffolk, Virginia 23435 Hollydays 4237 Driver Lane Suffolk, Virginia 23435

Robert M. Moore, Jr.	1798 Cherry Grove Rd N. Suffolk, Virginia 23432	CPA, Boyce Spady & Moore PLC 1013 West Washington Street Suffolk, Virginia 23434

Connie C. Moore	1798 Cherry Grove Rd N. Suffolk, Virginia 23432	Retired

Clinton L. Varner	115 Riverside Drive Suffolk, Virginia 23435	Self-Employed Real Estate Appraiser

June R. Varner	115 Riverside Drive Suffolk, Virginia 23435	Self-Employed

Jack W. Webb, Jr.	619 Butler Avenue Suffolk, Virginia 23434	Insurance, Nansemond Insurance Agency Inc. P.O. Box 1569 Suffolk, Virginia 23434

Clay K. White	537 W. Riverview Drive Suffolk, Virginia 23434	Vice President, Starr Motors, Inc. 2584 Pruden Blvd Suffolk, Virginia 23434

Susan Brown White	537 W. Riverview Drive Suffolk, Virginia 23434	School Teacher, Nansemond-Suffolk Academy

James R. A. Stanley, Jr.	5606 Greenefield Drive S. Portsmouth, Virginia 23703	Executive Vice President and Chief Credit Officer, SuffolkFirst Bank 1000 N. Main Street Suffolk, Virginia 23434

Sherry Lane Stanley	5606 Greenefield Drive S. Portsmouth, Virginia 23703	Senior Loan Administrator, Monarch Bank Chesapeake, Virginia

Keith B. Hawkins	4505 Miarfield Arc Chesapeake, Virginia 23321	Executive Vice President and Commercial Loan Officer SuffolkFirst Bank 3535 Bridge Road Suffolk, Virginia 23435

(d) and (e)

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Peter C. Jackson, Jackson Investments, LLC and Jackson Family Investments, L.L.C. purchased their shares of Common Stock with money obtained through bank loans collateralized with securities issued by an issuer other than the Company. All other Reporting Persons used personal funds to purchase their shares of Common Stock.

CUSIP No. 31928A101	Page 25 of 30

The Reporting Persons entered into a voting agreement, dated May 12, 2009, by and among Xenith Corporation and each of the Reporting Persons (the “FBS Voting Agreement”). The FBS Voting Agreement is more fully described in Item 4 of this Statement below. No shares were purchased by any Reporting Person pursuant to the FBS Voting Agreement and, thus, no funds were used for such purpose.

Item 4.	Purpose of Transaction.

On May 12, 2009, the Company and Xenith Corporation (“Xenith”) entered into an Agreement of Merger (the “Merger Agreement”), which sets forth the terms and conditions upon which Xenith will merge with and into First Bankshares (the “Merger”). First Bankshares will be the surviving entity and will operate as a one-bank holding company under the new name Xenith Bankshares, Inc. (“Xenith Bankshares”). The Merger and the Merger Agreement are discussed in further detail below under the caption “Merger and Merger Agreement”.

Concurrent with the Company’s and Xenith’s entry into the Merger Agreement, Xenith and each of the Reporting Persons entered into the FBS Voting Agreement, dated May 12, 2009. The FBS Voting Agreement is discussed in further detail below under the caption “FBS Voting Agreement”.

Merger and Merger Agreement

At the effective date of the Merger, shareholders of the Company may elect to retain their shares of Company common stock or to receive $9.23 in cash per share, subject to pro ration in the event the aggregate cash elections exceed 25% of shares outstanding as of the closing of the Merger. In no event will cash be paid for more than 25% of the total number of shares of Company common stock outstanding as of the closing of the Merger. Shareholders of Xenith are expected to receive between approximately .90 and .98 shares of Company common stock for each share of Xenith common stock owned at the time of the Merger, with the exact exchange ratio determined at closing based on Xenith’s book value at such time. Outstanding options and warrants to purchase Xenith common stock will be converted into options and warrants to purchase Company common stock at the same exchange ratio described above. Outstanding options to purchase Company common stock will remain outstanding.

In the Merger Agreement, which was approved by the Boards of Directors of both companies, each of the Company and Xenith has made customary representations, warranties and covenants including, among others, covenants by the Company:

•

not to (A) solicit proposals relating to alternative business combination transactions or (B) subject to certain exceptions, enter into discussions concerning or provide confidential information in connection with alternative business combination transactions;

CUSIP No. 31928A101	Page 26 of 30

•	subject to certain exceptions, to cause a Company shareholder meeting to be held to consider approval of the Merger; and

•	subject to certain exceptions, for the Company’s Board of Directors to recommend adoption and approval by its shareholders of the Merger Agreement.

The completion of the Merger is subject to various closing conditions, including obtaining the approval of the Company’s and Xenith’s shareholders and receiving certain regulatory approvals. In addition, as conditions to closing:

•	Xenith must have completed a private placement offering of its common stock raising at least $40,000,000 in gross proceeds, which proceeds must be available to Xenith at closing; and

•	Darrell G. Swanigan, President and CEO of First Bankshares must have entered into an employment agreement in the form attached as Exhibit F to the Merger Agreement.

Pursuant to the terms of the Merger Agreement, the initial Board of Directors of Xenith Bankshares will consist of the existing directors of Xenith and three additional directors to be designated by the Company. T. Gaylon Layfield III, the current President and CEO of Xenith, will continue in that role for Xenith Bankshares. Darrell G. Swanigan, currently President and CEO of the Company, will become Executive Vice President and President of the Hampton Roads Region of the subsidiary bank. Xenith’s current Chief Financial Officer and Chief Administrative Officer, Thomas W. Osgood, will continue in that role for Xenith Bankshares.

The Merger is expected to close in the third quarter of 2009. Pursuant to the Merger Agreement, either party may terminate the Merger in the event the Merger is not consummated by September 30, 2009, subject to extension as provided in the Merger Agreement. In addition, the Merger Agreement provides that either the Company or Xenith or both parties may terminate the Merger in certain other circumstances. Termination of the Merger will, in certain circumstances, obligate the Company to pay Xenith a termination fee of $1,000,000 or obligate Xenith to pay the Company a termination fee of $500,000, in each case depending on the nature of the termination event.

The foregoing description of the Merger and the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit 1 to this Statement and is incorporated herein by reference. The Merger Agreement has been included to provide information regarding the terms of the Merger. It is not intended to provide any factual information about the Company or Xenith.

As described above, the Merger Agreement contains representations and warranties that the Company and Xenith made to each other as of specific dates. The assertions embodied in those representations and warranties were made solely for purposes of the Merger Agreement between the Company and Xenith and may be subject to important

CUSIP No. 31928A101	Page 27 of 30

qualifications and limitations agreed to by the Company and Xenith in connection with negotiating its terms. Moreover, the representations and warranties are modified in important part by the underlying disclosure schedules which are not filed publicly, may be subject to a contractual standard of materiality that is different from what may be viewed as material to shareholders, and may have been used for the purpose of allocating risk between the Company and Xenith rather than establishing matters as facts. For the foregoing reasons, you should not rely on the representations and warranties as accurate or complete or as characterizations of the actual state of facts as of any specified date.

FBS Voting Agreement

Concurrent with entry into the Merger Agreement by the Company and Xenith, the Reporting Persons entered into the FBS Voting Agreement, pursuant to which, subject to certain exceptions, they each agreed to vote the shares of Common Stock that he, she or it owns in favor of the Merger. In addition, the FBS Voting Agreement grants a proxy to Xenith with respect to voting on the Merger with respect to all shares of Common Stock held by the Reporting Persons.

The Reporting Persons consist of the directors and certain executive officers of the Company, along with certain of their affiliates. As of May 12, 2009, the Reporting Persons owned approximately 19.6% of the Company’s outstanding Common Stock, inclusive of 82,115 options exercisable within 60 days of May 12, 2009. Excluding such options, the Reporting Persons owned approximately 16.7% of the Company’s outstanding Common Stock as of May 12, 2009.

The foregoing description of the FBS Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the FBS Voting Agreement, which is filed as Exhibit 2 to this Statement and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

(a) At May 12, 2009, the aggregate number of shares of Common Stock beneficially owned by the Reporting Persons was 461,562, or approximately 19.6% of the Company’s issued and outstanding shares.

(b) 203,576 shares are solely owned by the Reporting Persons, and 257,986 are shared among the Reporting Persons.

(c) The Reporting Persons have not effected any transactions in the Common Stock effected during the past 60 days.

(d) Not applicable.

(e) Not applicable.

CUSIP No. 31928A101	Page 28 of 30

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Reporting Persons’ response to Item 4 is incorporated by reference herein. In addition, each of the Reporting Persons is a party to the Joint Filing Agreement, which is filed as Exhibit 3 to this Statement and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit	Description
1	Agreement of Merger, dated as of May 12, 2009, between First Bankshares, Inc. and Xenith Corporation (filed as Exhibit 2.1 to the Company’s Current Report on Form 8- K, filed May 14, 2009, and incorporated herein by reference).

2	FBS Voting Agreement, dated as of May 12, 2009, among Xenith Corporation and each of the Reporting Persons

3	Joint Filing Agreement among the Reporting Persons

4	Powers of Attorney of Reporting Persons

CUSIP No. 31928A101	Page 29 of 30

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 22, 2009

/s/ Larry L. Felton*
Larry L. Felton

/s/ Ruth R. Felton *
Ruth R. Felton

/s/ James E. Turner *
James E. Turner

/s/ Elizabeth N. Turner *
Elizabeth N. Turner

/s/ Peter C. Jackson *
Peter C. Jackson

JACKSON INVESTMENTS, LLC*

/s/ Peter C. Jackson*
Peter C. Jackson
Managing Member

JACKSON FAMILY INVESTMENTS, LLC*

/s/ Peter C. Jackson*
Peter C. Jackson
Managing Member

/s/ Darrell G. Swanigan*
Darrell G. Swanigan

/s/ Sonja C. Swanigan*
Sonja C. Swanigan

/s/ Jonie N. Mansfield*
Jonie N. Mansfield

/s/ Jennifer M. Traugott*
Jennifer M. Traugott

/s/ Robert M. Moore, Jr.*
Robert M. Moore, Jr.

CUSIP No. 31928A101	Page 30 of 30

/s/ Connie C. Moore*
Connie C. Moore

/s/ Clinton L. Varner*
Clinton L. Varner

/s/ June R. Varner*
June R. Varner

/s/ Jack W. Webb, Jr.*
Jack W. Webb, Jr.

/s/ Clay K. White*
Clay K. White

/s/ Susan White*
Susan B. White

/s/ James R. A. Stanley, Jr.*
James R. A. Stanley, Jr.

/s/ Sherry L. Stanley*
Sherry L. Stanley

/s/ Keith B. Hawkins*
Keith B. Hawkins

*/s/ Jacob A. Lutz, III
Jacob A. Lutz, III
Attorney-in-Fact